UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2005
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces Interim Dividend for Fiscal 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)

Date: September 8, 2005
	By	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the followings:
1.	The announcement released by the Company to the press in Japan dated September 8, 2005, concerning the anticipated interim dividend amount for the fiscal year ending March 31, 2006 and the record date.

For Immediate Release
September 8, 2005
Pioneer Announces Interim Dividend for Fiscal 2006
TOKYO — Pioneer Corporation has announced an interim cash dividend of ¥7.5 per share of common stock for fiscal 2006, ending March 31, 2006, a decrease of ¥5.0 from that for the previous fiscal year. Subject to resolution at a meeting of the Company’s board of directors to be held in late October 2005, the dividend will be paid to shareholders registered as of September 30, 2005, Japan time. The payment date in Japan has been set for December 2, 2005.
Based on its policy aimed at dividend continuance and stability, the Company determines the appropriate dividend amount, taking into consideration its financial condition, consolidated business results and other factors. The decision was, however, attributed to continued severe business conditions.
[Dividend Amount per Share of Common Stock]

	Fiscal 2006	Fiscal 2005
Interim dividend	¥7.5	¥12.5
Year-end dividend	*	¥12.5

Total annual dividend	*	¥25.0

*	The amount of the year-end dividend for fiscal 2006 is yet to be determined.
Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.
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For further information, please contact:
Hideki Okayasu
Senior Executive Officer and General Manager, Finance and Accounting Division
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e/